UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 1, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedNat Holding Company

File No. 0-25001 - CF#35704

_____

FedNat Holding Company (formerly Federated National Holding Company) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2017.

Based on representations by FedNat Holding Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.9   through November 30, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Robert Errett
      Chief, Disclosure Management Office